FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2002

Commission File Number 0-29546

America Mineral Fields Inc
(Translation of registrant's name into English)

St. George’s House, 15 Hanover Square, London, England W1S 1HS (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No  X

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

NEWS RELEASE

St. George’s House 15 Hanover Square London W1S 1HS England Tel: ++ 44 (0)20-7355-3552 Fax: ++ 44-(0)20-7355-3554 Website:www.am-min.com Email: london@am-min.com

For Immediate Release

America Mineral Fields
Commences Impact Study at Kolwezi

LONDON, U.K. (November 25, 2002) America Mineral Fields Inc. (TSX: AMZ) today announced that it has tendered and awarded the Environmental Audit and Scoping Study (EASS), constituting the first stage of its Environmental and Social Impact Assessment (ESIA), for its core Kolwezi cobalt and copper tailings project. The contract has been awarded to SRK Consulting, which will coordinate the work through its office in Johannesburg, South Africa.

“We fully recognize the vital importance of the ESIA to the project,” said Tim Read, President & CEO, America Mineral Fields Inc. (“AMF”). “It will involve the local communities and affected individuals in the development of the project, via a participatory process. Our belief is that the Kolwezi project will be demonstrated to be of significant benefit to the area, as we will be removing tailings from an environmentally-sensitive river valley and providing significant social and economic benefits to the local community.”

In collaboration with SRK, AMF is developing a Public Consultation and Disclosure Plan for use throughout the project. As part of the Phase I process in determining key issues, SRK and AMF identified and met with principal groups and individuals as a basis for providing a forum for consultation. The EASS will also provide a plan for the crucial second phase, the environmental and social assessment phase, which will culminate in a full ESIA report. The report will document the assessment process, define the effects of the project on the environment and surrounding communities and provide details of mitigation measures, progressive rehabilitation and closure. An Environmental Management Plan for use throughout project development and operation will also be available.

The Company anticipates that the Kolwezi project will provide unrivalled environmental stewardship. It will not only comply with World Bank Group/IFC policies, guidelines and procedures but will enhance the already heavily degraded environmental conditions through the removal of tailings from, and rehabilitation of, the Musonoi River valley. Tailings produced as a result of the proposed project will be disposed of in a Tailings Management Facility that will be designed, built and operated to internationally recognised engineering standards developed to minimise ongoing environmental effects.

As part of Phase 1 SRK has already undertaken a successful detailed visit to the Kolwezi site.

AMF expects to have the completed Phase I report by January 2003, and to commence the full ESIA shortly thereafter. The ESIA is an important pre-cursor to obtaining ultimate regulatory approval to commence construction at Kolwezi.

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About America Mineral Fields

America Mineral Fields is an international mining company listed on the Toronto Stock Exchange under the symbol “AMZ”. The Company is currently developing several mineral assets in Central Africa including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC and the Cuango River diamond project in Angola. The Company’s growth strategy emphasizes the creation of shareholder value through the development of potential world-class resources in stable or stabilizing political environments.

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London		North America

Tim Read – Chief Executive Officer		Martti Kangas – The Equicom Group
Telephone:	44-207-355-3552	Telephone:	416-815-0700 x. 243
800-385-5451 (toll free)
Facsimile:	44-207-355-3554	Facsimile:	416-815-0080
E-mail:	London@am-min.com	E-mail:	mkangas@equicomgroup.com

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans for the Kolwezi project in the Democratic Republic of Congo (“DRC”), and the discussion of the environmental impact of the Kolwezi project. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political and environmental risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended October 31, 2001 and Reports on Form 6-K filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

America Mineral Fields Inc.
(Registrant)

Date November 26, 2002	By:	/s/ “PAUL C. MACNEILL”
(Print) Name: Paul C. MacNeill
Title: Director